KOFF, CORN & BERGER, P.C.
                                ATTORNEYS AT LAW
DOUGLAS B. KOFF           303 EAST SEVENTEENTH AVENUE                  TELEPHONE
                                    SUITE 940                       303.861.1166
                           DENVER, COLORADO 80203-1262
                                                                       FACSIMILE
                                                                    303.861.0601

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                                                               dkoff@wckblaw.com

                                 October 6, 2006



United States Securities and Exchange Commission
Division of Corporation Finance
Washington D.C. 20549
Attn: Andrew Schoeffler

        Re: OraLabs Holding Corp.; File No. 000-23039; Preliminary Proxy Statement on Schedule 14A ("Proxy Statement") and Schedule 13E-3 SEC Comment Letter dated September 18, 2006
                Our File No. 5671.039

Dear Mr. Schoeffler:

       In connection with the comment letter (the "Comment Letter") from the Staff of the Commission, dated September 18, 2006, and our partial response thereto dated September 28, 2006, relating to the above-referenced filings by OraLabs Holding Corp. ("OraLabs"), we respectfully submit this supplemental partial response thereto with respect to the Staff's comments on the Schedule 13E-3 filed on behalf of OraLabs and Mr. Gary Schlatter.

       In response to your question raised by telephone, we confirm that none of OraLabs, Partner Success Holdings Limited ("PSHL") nor Mr. Schlatter reasonably expect, based upon the information available to them as of the date hereof, or otherwise intend that the transactions described in the Proxy Statement are steps in a series of transactions which have either a reasonable likelihood or a purpose of producing, either directly or indirectly, any of the effects described in Rule 13e-3(a)(3)(ii). As stated in our letter dated September 28, 2006, PSHL has submitted its new listing application for the listing of the common stock of the surviving entity on the NASDAQ Capital Market. Should the facts and/or circumstances change or be altered in any way that would cause any of OraLabs, PSHL or Mr. Schlatter to view the transactions described in OraLabs' Preliminary Proxy Statement in a different light so as to implicate the provisions of Rule 13e-3(a)(3)(ii), we will advise the Staff accordingly.

       Please contact me if you require any additional information or have any questions regarding the contents of this letter.

                                                   Very truly yours,

                                                   KOFF, CORN & BERGER, P.C.

                                                   /s/ Douglas B. Koff

                                                   Douglas B. Koff

DBK/gm

cc:   Henry F. Schlueter, Esq., Schlueter & Associates P.C.
      Barbara A. Jones, Esq., Kirkpatrick & Lockhart Nicholson Graham LLP OraLabs Holding Corp.
      Gary H. Schlatter